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NEWS RELEASE

Shaw Affiliate to Acquire Mountain Cablevision

Calgary, Alberta (July 16, 2009) – Shaw Communications Inc. (“Shaw”) today announced that an affiliate has entered into an agreement to acquire Mountain Cablevision Limited (“Mountain Cablevision”), subject to CRTC and Toronto Stock Exchange approvals. The consideration will consist of cash and may also include the issuance of Class B Non-Voting Participating Shares of Shaw and further details regarding the transaction will be provided following receipt of the necessary approvals.

Mountain Cablevision is based in Hamilton, Ontario and has approximately 41,000 cable customers, 28,000 Internet subscribers and 27,000 telephone customers. “The Boris Family, who owns Mountain Cablevision, has built a tremendous franchise over the last 50 years. Mountain Cablevision’s industry leading penetration rates are proof that their products and services are of superior quality and are delivered with a strong focus on customer service,” said Jim Shaw, CEO and Vice Chair of Shaw Communications Inc.

“We believe the operating philosophies of Mountain Cablevision are similar to our own. There have been substantial investments made in the system over the years and their relationships with their customers are impressive,” said Peter Bissonnette, President of Shaw Communications Inc.

“We are very pleased about merging with Shaw”, said Owen Boris, the principal owner and founder of Mountain Cablevision. “Shaw has a reputation throughout Canada for providing exceptional products and services to their customers and treating their employees with great care and respect. These attributes were very important to our Family in considering the sale of the system to Shaw,” said Boris.

“Mountain Cablevision represents one of the last remaining independent cable companies in Canada and the acquisition provides us with an opportunity to grow our business. We are delighted that we were able to successfully enter into a purchase agreement with the Boris Family through a very competitive sales process and we look forward to welcoming Mountain Cablevision’s employees to the Shaw team,” said Jim Shaw.

About Shaw
Shaw Communications Inc. is a diversified communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Shaw Business Solutions) and satellite direct-to-home services (through Shaw Direct). The Company serves 3.4 million customers, including over 1.6 million Internet and 775,000 Digital Phone customers, through a reliable and extensive network, which comprises 625,000 kilometres of fibre. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR).

For further information please contact:

Shaw Investor Relations
investor.relations@sjrb.ca